[CORPBANCA LOGO]

                         ORDINARY SHAREHOLDERS' MEETING

     By order of the Board of Directors, an Ordinary Shareholders' Meeting will be held on February 27, 2007, at 10:00 a.m., at the offices of the Bank located at Calle Rosario Norte 660, 24th Floor, Las Condes, Santiago, for the purpose of submitting to the shareholders' consideration those matters of their competence, and especially, the following:

1. Approval of the Annual Report, Financial Statements and notes thereto and report of the external auditors regarding the fiscal year beginning January 1st and ended December 31st of 2006.

2.   Appointment of external auditors for fiscal year 2007.

3.   Election of the Board of Directors.

4. Establishment and approval of the compensation of the Board of Directors and form of payment thereof.

5.   Presentation of operations covered by Article 44 of Chilean Law No 18,046.

6. Establishment of the use of the net income for the year ended December 31, 2006, which amounted to Ch$39,104,483,144 and approval of an immediate distribution of Ch$29,328,362,358, which represents 75% of the net income, or a dividend per share of Ch$0.12925148319587. If approved, the dividend will be paid at the end of the Shareholders' Meeting to those shareholders of record listed in the Shareholder Registry as of the record date of February 21, 2007. The remaining net income will be applied to the retained earnings reserve.

7. Determination of the dividend policy for future fiscal years and consideration of the Board of Directors' proposal to distribute at least 50% of the corresponding fiscal year earnings.

8. Determination of the powers, compensation and budget of the Directors Committee and report on its activities.

9. Determination of the compensation and budget of the Audit Committee and report on its activities.

     Pursuant to Article 49 of Law No 12 of the General Banking Law, it is hereby announced that the Balance Sheet and Statement of Income for the fiscal year 2006, were published in the Diario Financiero on February 8, 2007, and are available at www.corpbanca.cl.

                                                                        CHAIRMAN
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PARTICIPATION IN THE MEETING

Only the holders of CORPBANCA shares who are record shareholders in the Bank's Shareholder Registry as of the fifth business day prior to the scheduled date of the Shareholders' Meeting will be allowed to attend the meeting.

ACCREDITATION OF PROXIES

The accreditation of proxies will take place on the date of the Shareholders' Meeting between 8:45 a.m. and 10:00 a.m.

                                                         CHIEF EXECUTIVE OFFICER